UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   September 20, 2002

Archer-Daniels-Midland Company
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(217) 424-5200**

Item 7.   **Exhibits.**

99.1   Certification of Principal Executive Officer, dated September 20, 2002, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2002

99.2   Certification of Principal Financial Officer, dated September 20, 2002, regarding the Annual Report on Form 10-K for the fiscal year ended June 30, 2002

99.3   Statement Under Oath of Principal Executive Officer, dated September 20, 2002, regarding facts and circumstances relating to Securities Exchange Act of 1934 filings

99.4   Statement Under Oath of Principal Financial Officer, dated September 20, 2002, regarding facts and circumstances relating to Securities Exchange Act of 1934 filings

Item 9.   **Regulation FD Disclosure.**

On September 20, 2002, Archer-Daniels-Midland Company ("ADM") filed its Annual Report on Form 10-K for the fiscal year ended June 30, 2002 with the SEC. In connection with the filing of the Form 10-K, ADM has provided to the SEC the certifications of its principal executive officer and principal financial officer required by 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002 ("Section 906").

Copies of the certifications required by Section 906 are attached hereto as Exhibits 99.1 and 99.2.

Additionally, in accordance with Order No. 4-460 (the "Order") issued by the SEC on June 27, 2002, G.A. Andreas, Chairman and Chief Executive Officer of ADM, and D.J. Schmalz, Senior Vice President and Chief Financial Officer of ADM, subsequent to the filing of the Form 10-K, each filed the certified statements required to be filed by the Order.

Copies of the statements required by the Order are attached hereto as Exhibits 99.3 and 99.4.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: September 20, 2002   By /s/ David J. Smith
                                                David J. Smith
                                                Senior Vice President, Secretary and
                                                 General Counsel

M1:912877.01

Index to Exhibits

Exhibit 99.1

CERTICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Archer-Daniels-Midland Company (the "Company") on Form 10-K for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, G.A. Andreas, Chairman and Chief Executive of the Company, certify that:

(i)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ G.A. Andreas
G.A. Andreas
Chairman and
 Chief Executive
September 20, 2002

Exhibit 99.2

CERTICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Archer-Daniels-Midland Company (the "Company") on Form 10-K for the fiscal year ended June 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, D. J. Schmalz, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ D. J. Schmalz
D. J. Schmalz
Senior Vice President and
 Chief Financial Officer
September 20, 2002

Exhibit 99.3

**Statement Under Oath of Principal Executive Officer
Regarding Facts and Circumstances Relating to Exchange Act Filings**

I, G.A. Andreas, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Archer-Daniels-Midland Company, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- the Annual Report on Form 10-K of Archer-Daniels-Midland Company for the fiscal year ended June 30, 2002 filed with the Commission on September 20, 2002;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Archer-Daniels-Midland Company filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/ G.A. Andreas

G.A. Andreas
Chairman and
 Chief Executive
September 20, 2002

Subscribed and sworn to
before me this 20th day of
 September, 2002.

/s/ [Janet M. Ray   ]
Notary Public

My Commission Expires: 9/19/05

Exhibit 99.4

Statement Under Oath of Principal Financial Officer
Regarding Facts and Circumstances Relating to Exchange Act Filings

I, D. J. Schmalz, state and attest that:

(1) To the best of my knowledge, based upon a review of the covered reports of Archer-Daniels-Midland Company, and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2) I have reviewed the contents of this statement with the Company's audit committee.

(3) In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- the Annual Report on Form 10-K of Archer-Daniels-Midland Company for the fiscal year ended June 30, 2002 filed with the Commission on September 20, 2002;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Archer-Daniels-Midland Company filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/ D. J. Schmalz
D. J. Schmalz
Senior Vice President and
  Chief Financial Officer
September 20, 2002

Subscribed and sworn to
before me this 20th day of
September, 2002.

/s/ [Janet M. Ray   ]
Notary Public

My Commission Expires:9/19/05